UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: EQ Premier VIP Trust

3.	Securities and Exchange Commission File No.: 811-10509

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒    Initial Application        ☐    Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1345 Avenue of the Americas

New York, New York 10105

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Mark C. Amorosi, Esq.

Fatima Sulaiman, Esq.

K&L Gates LLP

1601 K Street N.W.

Washington, D.C. 20006

202-778-9351 (Mr. Amorosi)

202-778-9082 (Ms. Sulaiman)

mark.amorosi@klgates.com

fatima.sulaiman@klgates.com

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Equitable Investment Management Group, LLC

1345 Avenue of the Americas

New York, New York 10105

(212) 554-1234

Equitable Investment Management, LLC

1345 Avenue of the Americas

New York, New York 10105

(212) 554-1234

JPMorgan Chase Bank, N.A.

4 Chase Metrotech Center

Brooklyn, New York 11245

(212) 623-8689

J.P. Morgan Chase Bank, N.A.

70 Fargo Street

Boston, MA 02210

(617) 223-9511

AXA Investment Managers US Inc.

100 West Putnam Avenue

Greenwich, CT 06830

(203) 983-4273

Brandywine Global Investment Management, LLC

1735 Market Street

Philadelphia, PA 19103

(215) 609-3749

Loomis, Sayles & Company, L.P.

One Financial Center

Boston, MA 02111

(617) 748-1787

Equitable Distributors, LLC

1345 Avenue of the Americas

New York, New York 10105

(212) 314-2137

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒    Open-end         ☐    Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Equitable Investment Management Group, LLC

(prior to June 15, 2020, known as AXA Equitable Funds Management Group, LLC)

1345 Avenue of the Americas

New York, New York 10105

AXA Investment Managers US Inc.

(prior to January 1, 2022, known as AXA Investment Managers, Inc.)

100 West Putnam Avenue

Greenwich, CT 06830

Brandywine Global Investment Management, LLC

1735 Market Street

Philadelphia, PA 19103

Loomis, Sayles & Company, L.P.

One Financial Center

Boston, MA 02111

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Equitable Distributors, LLC

(prior to June 15, 2020, known as AXA Distributors, LLC)

1345 Avenue of the Americas

New York, New York 10105

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable

a)	Depositors’ name(s) and address(es):

b)	Directors’ name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☒    Yes            ☐    No

If Yes, for each UIT state:

Name: Separate Account No. 45 of Equitable Financial Life Insurance Co

File No: 811-08754

Business Address: 1290 Avenue of the Americas, New York, NY 10104

Name: Separate Account No. 49 of Equitable Financial Life Insurance Co

File No: 811-07659

Business Address: 1290 Avenue of the Americas, New York, NY 10104

Name: Separate Account No. 70 of Equitable Financial Life Insurance Co

File No: 811-22651

Business Address: 1290 Avenue of the Americas, New York, NY 10104

Name: Separate Account No. 301 of Equitable Financial Life Insurance Co

File No: 811-03301

Business Address: 1290 Avenue of the Americas, New York, NY 10104

Name: Separate Account A of Equitable Financial Life Insurance Co

File No: 811-01705

Business Address: 1290 Avenue of the Americas, New York, NY 10104

Name: Separate Account FP of Equitable Financial Life Insurance Co

File No: 811-04335

Business Address: 1290 Avenue of the Americas, New York, NY 10104

Name: Separate Account I of Equitable Financial Life Insurance Co

File No: 811-02581

Business Address: 1290 Avenue of the Americas, New York, NY 10104

Name: Equitable America Variable Account K of Equitable Financial Life Insurance Co of America

File No: 811-22886

Business Address: 8501 IBM Drive, Suite 150, Charlotte, NC 28262

Name: Equitable America Variable Account 70A of Equitable Financial Life Insurance Co of America

File No: 811-23609

Business Address: 8501 IBM Drive, Suite 150, Charlotte, NC 28262

Name: Variable Account AA of Equitable Financial Life Insurance Co of America

File No: 811-23817

Business Address: 8501 IBM Drive, Suite 150, Charlotte, NC 28262

Name: Separate Account No. 49B of Equitable Financial Life and Annuity Company

File No: 811-23911

Business Address: 8501 IBM Drive, Suite 150, Charlotte, NC 28262

Name: Equitable America Variable Account L of Equitable Financial Life Insurance Co of America

File No: 811-04234

Business Address: 525 Washington Boulevard, 22nd Floor, Jersey City, NJ 07310

Name: Equitable America Variable Account A of Equitable Financial Life Insurance Co of America

File No: 811-05166

Business Address: 525 Washington Boulevard, 22nd Floor, Jersey City, NJ 07310

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes            ☐    No

If Yes, state the date on which the board vote took place: July 18-19, 2023

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes            ☐    No

If Yes, state the date on which the shareholder vote took place: October 23, 2023

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒    Yes            ☐    No

(a)	If Yes, list the date(s) on which the fund made those distributions:

November 12, 2023

(b)	Were the distributions made on the basis of net assets?

☒    Yes            ☐    No

(c)	Were the distributions made pro rata based on share ownership?

☒    Yes            ☐    No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only: Not Applicable

Were any distributions to shareholders made in kind?

☐    Yes            ☐    No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.	Closed-end funds only: Not Applicable

Has the fund issued senior securities?

☐    Yes            ☐    No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒    Yes            ☐    No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐    Yes            ☒    No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

☐    Yes            ☒    No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐    Yes            ☐    No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐    Yes            ☒    No

If yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $500,708

(ii)	Accounting expenses: $101,500

(iii)	Other expenses (list and identify separately):

Proxy expenses: $1,394,789

(iv)	Total expenses (sum of lines (i)—(iii) above): $1,996,997

(b)	How were those expenses allocated?

Costs incurred in connection with the reorganizations (“Expenses”) (other than legal and accounting costs) were allocated among each of the 11 series of EQ Premier VIP Trust (the “Acquired Portfolios”) in proportion to their respective numbers of Contractholder accounts; legal costs were allocated among the Acquired Portfolios in proportion to the average net assets of the Acquired Portfolios; and accounting costs were allocated among the Acquired Portfolios pro rata (i.e., one-eleventh of the accounting costs was allocated to each of the 11 Acquired Portfolios).

(c)	Who paid those expenses?

EQ/Aggressive Allocation Portfolio, EQ/Conservative Allocation Portfolio, EQ/Conservative-Plus Allocation Portfolio, EQ/Core Plus Bond Portfolio, EQ/Moderate Allocation Portfolio, EQ/Moderate-Plus Allocation Portfolio, Target 2015 Allocation Portfolio, Target 2025 Allocation Portfolio, Target 2035 Allocation Portfolio, Target 2045 Allocation Portfolio, and Target 2055 Allocation Portfolio, and Equitable Investment Management Group, LLC. Because the annual operating expenses of each of EQ/Conservative Allocation Portfolio, Target 2015 Allocation Portfolio, Target 2025 Allocation Portfolio, Target 2055 Allocation Portfolio, and EQ/Core Plus Bond Portfolio exceeded its respective expense cap, Equitable Investment Management Group, LLC waived or reduced its fees for each Portfolio or made payments to a Portfolio in an amount that was at least equal to the Expenses paid by the Portfolio. For EQ/Conservative-Plus Allocation Portfolio, Equitable Investment Management Group, LLC waived or reduced its fees in an amount that was at least equal to the portion of the Expenses paid by the Portfolio that, but for the waiver/reduction, would have caused the Portfolio’s annual operating expenses to exceed its expense cap.

(d)	How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐    Yes            ☒    No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐    Yes            ☒    No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐    Yes            ☒    No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger: Each of the 11 series of EQ Premier VIP Trust was reorganized into a newly-created, corresponding series of EQ Advisors Trust, as set forth below:

Series of EQ Premier VIP Trust:	Series of EQ Advisors Trust:
EQ/Conservative Allocation Portfolio	EQ/Conservative Allocation Portfolio
EQ/Conservative-Plus Allocation Portfolio	EQ/Conservative-Plus Allocation Portfolio
EQ/Moderate Allocation Portfolio	EQ/Moderate Allocation Portfolio
EQ/Moderate-Plus Allocation Portfolio	EQ/Moderate-Plus Allocation Portfolio
EQ/Aggressive Allocation Portfolio	EQ/Aggressive Allocation Portfolio
EQ/Core Plus Bond Portfolio	EQ/Core Plus Bond Portfolio
Target 2015 Allocation Portfolio	Target 2015 Allocation Portfolio
Target 2025 Allocation Portfolio	Target 2025 Allocation Portfolio
Target 2035 Allocation Portfolio	Target 2035 Allocation Portfolio
Target 2045 Allocation Portfolio	Target 2045 Allocation Portfolio
Target 2055 Allocation Portfolio	Target 2055 Allocation Portfolio

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-07953

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File Number: 333-273345

Form Type Used: N-14

Date executed reorganization agreement was filed: November 22, 2023

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of EQ Premier VIP Trust, (ii) he is a Trustee and the Chief Executive Officer of EQ Premier VIP Trust, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Steven M. Joenk
Name: Steven M. Joenk
Title: Trustee and Chief Executive Officer
Date: January 8, 2024